Exhibit 1

Message from the CEO – An Interview with Mr. Avi Brener:

1. To what extent is Hadera Paper affected by the level of activity in an economy sinking into recession?

“The Hadera Paper Group is a defensive company, which contributes to its robustness in the crisis facing us. Hadera Paper, which is considered a very efficient organization on any scale – local and international – manages a wide range of businesses and engages primarily in basic products with relatively rigid demand. The Group operates through Hogla-Kimberly in the household commodities sector – fast-moving consumer goods (FMCG). Its strength is based on leading brands and the market share captured by the company. The company leads Israel’s disposable diaper market, with a market share of 70%. It is also the market leader in the paper sector and household cleaning products. Hogla-Kimberly applies a marketing strategy based on three product levels: Premium, value and economy. This provides the company with great marketing flexibility to adapt product solutions to market consumption trends. This is why we believe that there is little chance of significant erosion in the company’s revenues or profitability as a result of the recession.

We definitely estimate that we will be able to maintain our leading status in the disposable diaper sector in the long term, and to continue the momentum of the feminine hygiene sector under the Kotex brand. Sales of this brand are increasing steadily and in our opinion, are not expected to suffer substantially from the slide into a recession. We have not observed any substantial indication of damage to the market share. Based on our familiarity and experience with the behavior of non-food FMCG products during previous slumps, we do not expect to see a material decline in demand.

In the Group’s B2B operations: Packaging, stationery and fine paper and production of cardboard packaging – The Group has the distinct advantage of being a local supplier compared with the competing export products. This is reflected in terms of product availability, range and rapid response to the customers’ specific requirements. The global recession affects global paper prices on the one hand, while eroding production inputs on the other. The agreement with Yam Tethys for the supply of natural gas at competitive prices in the coming years, together with eroding world pulp prices, partially compensate for the erosion in selling prices. Carmel Container Systems, which engages in the production and marketing of corrugated cardboard containers and special packaging products, is expected to benefit from the eroding paper prices, which will compensate for the decline in demand, in view of the market slowdown. In the packaging paper sector, the company is preparing to expand the output capacity of recycled packaging paper. A new production plant for recycling packaging paper is being built in the Group’s main site in Hadera. The plant is expected to produce 230,000 tons of recycled packaging paper from newspaper and cardboard waste. Completion of the running-in stage of the new production plant is expected in the last quarter of 2009, with full operation planned for 2010. The Group invested approximately NIS 690 million in this innovative plant. It will gradually increase its operation in packaging paper, doubling it within a few years. The main target market is the local market, with the surplus being marketed to other countries”.

Hadera Paper to gradually replace all demand for imports of packaging paper by local production

—	Currently, approximately 50% of the market (approximately NIS 400 million) consists of imports.

—	The demand for recycled paper on the local market is close to 180 thousand tons annually.

—	The new packaging paper production system (Machine 8) will double the overall output capacity from 160 to 330 thousand tons of paper annually.

—	The operation of Machine 8 will allow for technological specialization of paper types, in different machines, a fact that will allow for a real improvement in quality, in costs and in the development of additional products.

“In the original business plan for the investment in Machine 8, there was no significant upside to the development of packaging paper based on 100% waste paper that would compete successfully with the properties of pulp-based paper, thereby allowing for an expansion of the sales potential in the local market by approximately an additional 50%. The technology team of Hadera Paper Group is developing the products at this time and the company has recently started to market the first product in this series, “Cemichem Hadera Paper”.

2. Notwithstanding the growth rate in the Turkish market ( approximately 10% per annum), your operation in this country, which should serve as an important growth engine for you, is actually based on the export of products from the plant in Turkey to other countries. Is this compatible with your work plan?

“The operation in Turkey is compatible with Kimberly-Clark’s – and our – long-term global business plan. Two years ago, we successfully launched the international brands of Kimberley-Clark (Huggies® and Kotex®) and today our share in the Turkish market for disposable baby diapers and feminine hygiene products is 10% for each brand. Parallel to launching and promoting the brands, we upgraded the local disposable diaper plant to the highest level in the region. In view of the quality of diapers produced at this plant, and the competitive production cost, we market its products to 22 countries in the region. The Company’s growth rate in Turkey, which is a growth engine for Hadera Paper, is higher than estimated in the original work plan. Furthermore, the operation in the Turkish market is characterized by very low market prices for disposable baby diapers. We expect prices to stabilize gradually on the accepted average in developing countries, which is approximately 20% to 30% higher than the current level. The operating loss in our operation in Turkey has decreased over seven consecutive quarters. The operation should reach a business turnover of $300 million in 2015, at which time it will become profitable.”

CTR OPERATIONAL LOSS (NIS thousands)

NIS thousands

3. The issue of labor relations is making quite a few headlines in many organizations, including Hadera Paper. How does this issue integrate or how may it impact the company’s efficiency efforts?

“We are proud of our organizational culture at Hadera Paper Group, which provides a sense of involvement and belonging for all employees in the organization. Recently, more than 60 company senior executives volunteered to waive 5% to 10% of their salary in 2009. At the same time, in view of the expected decrease in the consumer price index to a low, and even negative level, we initiated a dialog with representatives of the collective labor agreements in the Group to discuss a possible change in the collective agreements signed in the past. These activities, combined with efficient purchasing of materials, products and services, and the continuously-improving operational efficiency, will contribute to the 2009 results”.